SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                             ERLY INDUSTRIES INC.
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                 268839 10 7
                                (CUSIP Number)

                             N. Dwight Cary, Esq.
                            Murphy, Weir & Butler
                      2049 Century Park East, 21st floor
                            Los Angeles, CA 90067
                                 310-788-3700

                     (Name, Address and Telephone Number
                           of Person Authorized to
                     Receive Notices and Communications)

                                July 28, 1995
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Check the following box if a fee is being paid with this statement / / (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendments subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 268839 10 7

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Internationale Nederlanden (U.S.) Capital Corporation

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)  /  /
                                                        (b)  / X /

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

          WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                          /  /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

  NUMBER OF         7.   SOLE VOTING POWER           483,530
   SHARES
BENEFICIALLY        8.   SHARED VOTING POWER         0
  OWNED BY
    EACH            9.   SOLE DISPOSITIVE POWER      483,530
  REPORTING
   PERSON
    WITH           10.   SHARED DISPOSITIVE POWER    0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            483,530

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                /  /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            11.51%

14.  TYPE OF REPORTING PERSON*

          CO

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING
        EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                        Amendment No. 1 to Schedule 13D

      This Statement amends the Schedule 13D, dated March 7, 1995 (the "Schedule 13D"), filed by Internationale Nederlanden (U.S.) Capital Corporation with respect to the Common Stock, $.01 par value (the "Common Stock") of ERLY Industries Inc., a California corporation ("Issuer"). Capitalized terms used without definition have the meanings ascribed to them in the Schedule 13D.

I. Item 3 of the Schedule 13D, Source and Amount of Funds or Other Consideration, is hereby amended by adding the following paragraphs:

      "At the request of Issuer, Holder and Issuer entered into (i) Amendment No. 1 to A Warrant, (ii) Amendment No. 1 to B Warrant, (iii) Amendment No. 1 to C Warrant, and (iv) Amendment No. 1 to D Warrant, each dated as of July 28, 1995 (the warrant amendments described in (i)-(iv) above, the "Warrant Amendments"), pursuant to which, among other things, Holder agreed to (a) amend the antidilution provisions contained in the warrants with respect to certain other convertible securities of Issuer, (b) reduce the "call price" with respect to the A Warrant and B Warrant from $8.75 per share to $5.50 per share (subject to adjustment) , and to extend the period during which the "call" option can be exercised from April 1, 1996 to September 30, 1996, so long as the obligations owing to Holder under the ERLY Juice Loan Agreement and certain obligations of American Rice, Inc., a Texas corporation and a subsidiary of which Issuer owns 81% of the voting power ("ARI"), to Holder (as described in Item 6) were satisfied in full on or before September 30, 1995, (c) permit partial exercise by Issuer of its "call" rights under the A Warrant and the B Warrant, and (d) allow Issuer to assign its "call" rights under the A Warrant and the B Warrant to affiliates of Issuer. Also at the request of Issuer, Holder and Issuer entered into an Agreement dated as of July 11, 1995, pursuant to which, among other things, Holder agreed that certain fees and costs incurred by Holder in connection with the Warrant Amendments would be borne by Holder if the obligations owing to Holder under the ERLY Juice Loan Agreement and the obligations of ARI owing to Holder were satisfied in full on or before September 30, 1995.

      Upon the effectiveness of the Warrant Amendments, (i) the A Warrant and B Warrant each will be exercisable for 241,765 shares of Common Stock, for an aggregate total of 483,530, (ii) the number of shares of Common Stock for which the C Warrant will be exercisable after April 1, 1996 is 48,353, representing 1.09% of the number of issued and outstanding shares of Common Stock of issuer (assuming exercise in full of all rights of Holder to acquire Common Stock), and
(iii) the number of shares of Common Stock for which the D Warrant will be exercisable after April 1, 1996 is 193,412, representing 4.35% of the number of issued and outstanding shares of Common Stock of issuer (assuming exercise in full of all rights of Holder to acquire Common Stock).

      One of Issuer's subsidiaries currently is seeking to commence an offering of debt securities. It is contemplated that $10.5 million of such financing will be used to provide an intercompany loan by the subsidiary to Issuer. It is expected that upon the consummation of such financing and intercompany loan, Issuer may exercise its "call" option with respect to a significant portion of the Warrants. Issuer also is expected to repay to Holder all of the obligations owing under the ERLY Juice Loan Agreement in the amount of approximately $9.6 million. It also is expected that upon consummation of such financing, ARI's obligations owing to Holder in the amount of approximately $23.4 million would be repaid.

      The descriptions of the Warrant Amendments contained herein are qualified in their entirety by reference to such Warrant Amendments, copies of which are attached hereto as Exhibits 1, 2, 3 and 4, respectively."

II. Item 5(a) of the Schedule 13D, "Interest in Securities of the Issuer," is amended and restated in its entirety by the following:

      "Holder may be deemed to own beneficially (as that term is defined in Rule 13d-3 ("Rule 13d-3") under the Act) the shares of Common Stock which it has a right to acquire pursuant to the Warrants (the "Warrant Shares"). After giving effect to all adjustments, Holder has a right as of August 1, 1995 to acquire 483,530 shares of Common Stock pursuant to the Warrants. According to the Issuer's Form 10-K for the fiscal year ended March 31, 1995, there were 3,718,272 shares of Common Stock outstanding as of June 15, 1995. Based on such number and assuming exercise of the Warrants in full, the Warrant Shares that Holder may be deemed to own beneficially (as that term is defined in Rule 13d-3) represent approximately 11.51% of the outstanding Common Stock. Except as described herein, none of (i) Holder, (ii) U.S. Holdings, (iii) INB, (iv) ING and, (v) to the best knowledge of Holder, the persons identified in Schedule 1 hereto, presently beneficially own any Common Stock."

Item 7.   Material to be Filed as Exhibits.


  Exhibit 1 - Amendment No. 1 to A Warrant dated as of July 28, 1995 between
              Erly Industries Inc. and Internationale Nederlanden (U.S.) Capital Corporation, amending warrant dated as of October 22, 1993 and amended and restated as of February 16, 1995.

  Exhibit 2 - Amendment No. 1 to B Warrant dated as of July 28, 1995 between
              Erly Industries Inc. and Internationale Nederlanden (U.S.) Capital Corporation, amending warrant dated as of October 22, 1993, amended as of November 18, 1994 and amended and restated as of February 16, 1995.

  Exhibit 3 - Amendment No. 1 to C Warrant dated as of July 28,
              1995 between Erly Industries Inc. and Internationale Nederlanden (U.S.) Capital Corporation, amending warrant dated as of February 16, 1995.

  Exhibit 4 - Amendment No. 1 to D Warrant dated as of July 28,
              1995 between Erly Industries Inc. and Internationale Nederlanden (U.S.) Capital Corporation, amending warrant dated as of February 16, 1995.

  Exhibit 5 - Agreement dated July 11, 1995, between Erly Industries Inc. and
              Internationale Nederlanden (U.S.) Capital Corporation, relating to certain matters, including fees and expenses.

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 2, 1995

                        INTERNATIONALE NEDERLANDEN (U.S.)
                        CAPITAL CORPORATION

                        By: /s/ Michael W. Adler
                        Name: Michael W. Adler
                        Title: Vice President


                                  SCHEDULE 1

      Set forth below are the name and position of each of the executive officers and directors of (i) Holder, (ii) U.S. Holdings, (iii) INB and (iv) ING.

      Except as otherwise indicated, the principal occupation of each person listed below is as a Senior Officer of Holder, U.S. Holdings, INB and/or ING, as the case may be. Unless otherwise indicated, each person listed below is a citizen of The Netherlands.

      The business address of each person at Holder and U.S. Holdings is 135 East 57th Street, New York, New York 10022. The business address of each person at INB is De Amsterdamse Poort, 1102 MG, Amsterdam Zuid - Oost, Postbus 1800, 1000 AV, Amsterdam, The Netherlands. The business address of each person at ING is Strawinskylaan 2631, Postbus 810, 1000 AV Amsterdam, The Netherlands.

                         Executive Officers of Holder

Name                    Position

L.C. Grijns             Chairman
H.D. Bartges            President
 (U.S.)


                              Directors of Holder

                        Principal Occupation
Name                    (if other than as indicated above)

L.C. Grijns
   Chairman
H.D. Bartges
 (U.S.)
J.C. Gray               Treasurer and Senior Managing Director of Holder
 (U.S.)

                      Executive Officers of U.S. Holdings

Name                    Position

L.C. Grijns             Chairman
H.D. Bartges            President
 (U.S.)
P. Geraghty             Senior Managing Director
 (U.S.)


                          Directors of U.S. Holdings

                        Principal Occupation
Name                    (if other than as indicated above)

L.C. Grijns
   Chairman
G.J. Tammes             Retired
J. Kemp                 General Manager of INB
J.C. Grey
 (U.S.)
H.D. Bartges
 (U.S.)
H.H. Idzerda            General Manager of INB
C. Maas
J.H.M Lindenbergh
D. Arends


                           Executive Officers of INB

Name                    Position

G.J.A. van der Lugt     Chairman
J.H.M. Lindenbergh      Member
C. Maas                 Member
M. Minderhoud           Member


                               Directors of INB

                        Principal Occupation
Name                    (if other than as indicated above)

J.W. Berghuis           Vice Chairman, Executive Board, Koninklijke Pakhoed N.V.
J. Kamminga             Chairman of the Board, MKB Nederland; director of
                        Makelaarskantoor J. Kamminga & Zonen B.V.
O.H.A. van Royen        Retired
G. Verhagen             Retired
J.J.A. Vollebergh       Retired

                           Executive Officers of ING

Name                    Position

A.G. Jacobs             Chairman
G.J.A. van der Lugt     Vice Chairman
J.H. Holsboer           Member
H. Huizinga             Member
E. Kist                 Member
J.H.M. Lindenbergh      Member
C. Maas                 Member
M. Minderhoud           Member


                       Directors of ING

                       Principal Occupation
Name                   (if other than as indicated above)

J.H. Choufoer,         Retired
   Chairman
T.C. Braakman,         Retired
   Vice Chairman
P.A.J.M. Steenkamp,    Retired
   Vice Chairman
L.A.A. van den Berghe  Professor at Erasmus University of Rotterdam,
   (Belgium)            The Netherlands (Economics and management of
                        insurance companies)
J.W. Berghuis          Vice Chairman, Executive Board, Koninklijke Pakhoed N.V.
J.P. Erbe              Retired
V. Halberstadt         Professor at Leyden University, The Netherlands
                        (Faculty of Law, Public Finance)
J. Kamminga            Chairman of the Board, MKB Nederland; director
                        of Makelaarskantoor J. Kamminga & Zonen B.V.
O.H.A. van Royen       Retired
J.J. van Rijn          Retired
G. Verhagen            Retired
M. Ververs             Chairman of Executive Board, Wolters Kluwer N.V.
J.J.A. Vollebergh      Retired

                                 EXHIBIT INDEX

Exhibit 1 -- Amendment No. 1 to "A" Warrant Agreement dated as of July 28, 1995 between Erly Industries Inc. and Internationale Nederlanden (U.S.) Capital Corporation, amending warrant dated as of October 22, 1993 and amended and restated as of February 16, 1995.

Exhibit 2 -- Amendment No. 1 to "B" Warrant Agreement dated as of July 28, 1995 between Erly Industries Inc. and Internationale Nederlanden (U.S.) Capital Corporation, amending warrant dated as of October 22, 1993, amended as of November 18, 1994 and amended and restated as of February 16, 1995.

Exhibit 3 -- Amendment No. 1 to "C" Warrant Agreement dated as of July 28, 1995 between Erly Industries Inc. and Internationale Nederlanden (U.S.) Capital Corporation, amending warrant dated as of February 16, 1995.

Exhibit 4 -- Amendment No. 1 to "D" Warrant Agreement dated as of July 28, 1995 between Erly Industries Inc. and Internationale Nederlanden (U.S.) Capital Corporation, amending warrant dated as of February 16, 1995.

Exhibit 5 -- Agreement dated July 11, 1995, between Erly Industries Inc. and
             Internationale Nederlanden (U.S.) Capital Corporation.